Exhibit 4.19

THE SYMBOL “[***]” DENOTES PLACES WHERE CERTAIN IDENTIFIED INFORMATION HAS BEEN

EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL, AND (ii) IS THE TYPE

THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL

Technology Transfer Agreement

This Technology Transfer Agreement (this “Agreement”) is entered into by and between the following parties on September 28, 2023 (“Agreement Signing Date”) in High-tech Zone,

Hefei City, Anhui Province.

Transferor: Hefei Huami Micro-electronics Co., Ltd.

Address: Room 201, Building H8, Phase II, Innovation Industrial Park, No. 2800 Innovation

Avenue, High-tech Zone, Hefei City, Anhui Province

Contact Person: [***]

Phone: [***]

Transferee: Whale Microelectronics Co.,Ltd.

Address: No. 01, 6th Floor, Building B2, Zhongan Chuanggu Science and Technology Park,

900 Wangjiang West Road, High-tech Zone, Hefei City, China (Anhui) Pilot Free Trade Zone

Contact Person: [***]

Phone: [***]

WHEREAS:

In order to strengthen the cooperation between the parties and clarify the ownership status of the transferee to the Huangshan-2S and Huangshan-3 series chips, for the purpose of business development and mutual benefit, the transferor hereby intends to transfer to the transferee its ownership of all technical achievements related to Huangshan 2/2S, the master chip of the low energy system of the smart watch (hereinafter, “Huangshan 2/2S proprietary technology”), and the transferee expects to obtain all ownership of the Huangshan 2/2S proprietary technology. After thorough and equal negotiation by both parties and based on the true and full expression of their respective wishes, both parties hereby agree to be bound by the agreement as follows executed or to be executed in accordance with applicable provisions of the Civil Code of the People’s Republic of China.

Article 1: Technical Achievements

For the purpose of this agreement, the technical achievements referred to in this agreement are the Huangshan 2/2S proprietary technology held by the transferor. The transferor is the developer of Huangshan 2/2S proprietary technology, and has ownership and other legal rights on such proprietary technology. For specific information on Huangshan 2/2S proprietary technology, please refer to Appendix I.

Article 2: Transfer

The transferor agrees to transfer the ownership and other legal rights of the technical achievements mentioned in Article 1 to the transferee in accordance with the terms and conditions stipulated in this agreement, and the transferee agrees to purchase them from the transferor in accordance with the terms and conditions as set force in this agreement. After this agreement takes effect and the transferor completes the transfer of the technical achievements, the transferee shall acquire the ownership and other legal rights of such technical achievements, except for the rights prohibited by law.

Article 3: Technical Data Delivery

After this agreement takes effect, both parties shall negotiate the specific time, location, and method of delivering technical data, in order for the transferor to deliver the technical data of the technical achievements to the transferee. For specific details on technical data delivery, please refer to Appendix II Technical Achievements Data Delivery List. Upon fulfillment of the delivery of the technical data as agreed by both parties, the transfer of the technical achievements under this agreement shall be deemed completed.

Article 4: Transfer Fee and Payment Method

(1)

Both parties acknowledge that the total amount of transfer fee for the technical achievements under this agreement is RMB[***] excluding tax, and a Value Added Tax special invoice (tax rate of 6%) will be issued. The tax-inclusive amount is RMB[***], and the invoice will be issued in accordance with the payment schedule in Article 4.2.

(2)

The transferee shall pay 10% of the total transfer fee to the transferor's designated bank account within 30 days after receiving the technical data and Value Added Tax special invoice; 25% of the total transfer fee within 12 months from the date of signing the agreement; 30% of the total transfer fee within 27 months from the date of signing the agreement; and the remaining amount shall be paid within 36 months from the date of signing the agreement.

Article 5: Warranty

The transferor warrants to the transferee that, at the time of signing this agreement:

(1)

The technical achievements are true, complete, legal, and valid, and have not yet been patented by others. The transferor has ownership or legal disposal rights over such technical achievements, and no ownership dispute exists therein.

(2)	There is no collateral or other guarantee for the technical achievements, and they do not infringe on the legitimate rights of any third party.
(3)	The transferor shall ensure timely delivery of technical data to the transferee. The delivered technical data shall be detailed, complete, clear, and available for the transferee’s normal use.
(4)

The transfer of technical achievements under this agreement has been agreed upon by the transferor’s authority and has formed internal decision-making documents. Relevant documents shall be made available to the transferee for inspection.

The transferee warrants to the transferor that, after the signing of this agreement, the transfer consideration will be paid to the transferor in a timely and full manner in accordance with this agreement and as agreed by both parties.

Article 6: Provision on the Transfer of Technical Achievements

Both parties agree that after this agreement takes effect:

(1)

Without the written consent of the transferee, the transferor and its affiliates shall not use the technical achievements in any way, authorize others to use the technical achievements, or provide any conditions for others to illegally use the technical achievements.

(2)

Without the written consent of the transferee, the transferor shall not make subsequent improvements to the technical achievements. Otherwise, the new technical achievements with substantive or creative technical progress characteristics generated therefrom shall belong to the transferee.

(3)

The transferor shall assume confidentiality obligations with respect to the transferred technical achievements and other commercial information related to the market of such technical achievements. Without the consent of the transferee, the transferor shall not disclose such confidential information to any third party. The aforementioned confidentiality obligations also apply to the transferor’s employees and/or affiliated enterprises.

(4)

The transferor may provide the transferee with technical training, guidance and other related services related to the technical achievements. Both parties may separately sign relevant agreements to specify the specific content of the aforementioned services and the rights and obligations of both parties.

(5)

Upon completion of the transfer, the transferee shall possess all lawful rights to the technical achievements, including the right to use and grant licenses to others for the use of the technical achievements. The transferee shall also have the right to develop and improve the technical achievements in the future, and the new technical achievements with substantive or creative technical progress characteristics generated therefrom shall belong to the transferee.

Article 7: Provision on Quality Acceptance of Technical Achievements

(1)

In order to ensure the reliability and commerciality of the Huangshan 2/2S proprietary technology provided by the transferor, both parties may jointly conduct quality acceptance for the performance and requirements of such technology.

(2)

The transferee shall have the right to conduct a professional review of the commercial viability of Huangshan 2/2S proprietary technology at the end of each year for the first 5 years from the date of delivery. If the monetization, improvement, or research and development of the proprietary technology by the transferee does not meet its expectations due to all the technical achievements delivered by the transferor, the transferee shall have the right to claim compensation from the transferor. The compensation amount shall be determined based on the review results, market factors, mutual consultation and other factors. After mutual agreement, relevant agreements may be separately executed. At the same time, the transferor shall, at the request of transferee, actively organize research and analysis to identify the reasons, provide technical consultation for the subsequent commercial use of the proprietary technology, and take corresponding measures to solve implementation problems.

(3)

If the transferee is sued and claimed by a third party for issues related to the quality of Huangshan 2/2S proprietary technology and other reasons arising from the problems with all the technical achievements delivered by the transferor, the transferor shall bear all the responsibilities and shall not hold the transferee liable. If the transferee has already assumed relevant responsibilities in the early stage, it shall have the right to recover all losses from the transferor and claim compensation.

Article 8: Confidentiality

In the course of negotiating, executing and implementing this agreement, one party (the receiving party) shall keep confidential the documents and materials obtained from the other party (the disclosing party), including but not limited to trade secrets, company plans, operational activities, financial information, technical information, business information, and other information that the disclosing party deems confidential. The receiving party shall not disclose all or part of the aforementioned confidential information to any third party without the written consent of the disclosing party.

Article 9: Taxes and Fees

Each party shall bear its own taxes arising from the conclusion and performance of this agreement in accordance with the laws of the People’s Republic of China. In addition, each party shall bear its own costs and expenses other than taxes arising from or related to the negotiation, execution or completion of this agreement and the transactions under this agreement.

Article 10: Liability for Breach of Contract

If either party violates the provisions of this agreement, the complying party shall have the right to terminate the agreement and claim compensation from the breaching party for any losses incurred as a result of such breach.

Article 11: Force Majeure

(1)

Any delay in performance of contractual obligations due to force majeure shall not be deemed a breach of this agreement by any party, and neither party shall be liable for damages caused thereby, so long as the party endeavors to eliminate the cause of the delay and makes every effort (including but not limited to seeking and using alternative tools, methods, etc.) to eliminate the damages caused by force majeure, and notifies the other party of the facts and possible damages of the force majeure within 2 working days after the elimination of force majeure factors (excluding the current day).

(2)

Force majeure refers to all events that occur after the effective date of this agreement and hinder either party from performing or partially performing this agreement, and such events are beyond the control, avoidance, or overcoming of both parties to this agreement and could not be foreseen at the time of signing the agreement. The aforementioned events include earthquakes, typhoons, floods, wars, international or domestic transportation interruptions, and government agency actions. Such events shall constitute force majeure only if they are beyond the control, avoidance, or overcoming of both parties to this agreement, and do not constitute force majeure naturally.

(3)

In the course of delayed performance, the party suffering from force majeure shall implement reasonable alternative plans, substitutes, or adopt other commercially reasonable means to facilitate the performance of its obligations under this agreement until the delay is eliminated.

Article 12: Governing Law and Dispute Resolution

(1)	This agreement is governed by the laws of the People’s Republic of China.
(2)

Any dispute arising from or related to this agreement shall be resolved through friendly negotiation by both parties. If the dispute cannot be resolved through negotiation within 30 days from the date of occurrence, either party may submit the dispute to the Beijing Arbitration Commission for arbitration in accordance with the arbitration rules then in effect. The arbitration award shall be final and binding on both parties.

Article 13: Supplementary Agreement

Any matters not addressed in this agreement shall be supplemented by a written agreement reached through negotiation between both parties. The supplementary agreement to this agreement shall constitute an integral part of this agreement and shall have the same legal effect as this agreement.

Article 14: Validity of the Agreement

(1)	The attachment to this agreement is an integral part of this agreement and shall have the same effect as this agreement.
(2)

This agreement shall come into force after being sealed by both parties and reviewed and approved by the authorized institutions (shareholders’ meeting or board of directors) of both parties, and shall terminate on the date when the main contractual obligations related to technology transfer stipulated in this agreement are fulfilled. This agreement shall be 2 in duplicate, and each party shall hold 1 copy, which shall have the same legal effect.

Attachment:

Appendix I Specific Information on Technical Achievements

Appendix II Technical Achievements Data Delivery List

(End of body and signature page follows)

Transferor:	Transferee:

Hefei Huami Micro-electronics Co., Ltd. (Seal)	Whale Microelectronics Co., Ltd.(Seal)